

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

February 19, 2010

Muriel F. Siebert
Siebert Financial Corp.
885 Third Avenue
New York, NY 10022

      Re: Siebert Financial Corp.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Form 10-Q for the Fiscal Quarter Ended September 30, 2009
               File No. 001-32248

Dear Mrs. Siebert:

      We have reviewed your response letter dated January 15, 2010, and have the following additional comments.

Form 10-K

Financial Statements and Notes

Consolidated Statements of Operations, page F-3

1. We have read and considered your response to comment three. We note that you are presenting your Statement of Operations using a single-step format; however, such presentation is inconsistent with the requirements of Rule 5-03 of Regulation S-X. Specifically, non-operating revenue and expenses should be shown separately from operating revenue and expenses on your Statement of Operations. Please confirm as to whether you plan to revise, in future filings, your Statement of Operations so that the presentation is consistent with Rule 5-03.

Note I – Financial Instruments with off-balance sheet risk and concentrations of credit risk, page F-15

2. We have read and considered your response to comment four. Please confirm you plan to expand your disclosure in future filings to discuss the company's exposure in the event the customer does not fulfill their contractual obligation.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief